Offering Statement for TownCloud, Inc

("TownCloud, Inc," "we," "our," or the "Company")

The Company

1. **What is the name of the issuer?**

   TownCloud, Inc

   53 Technology Ln
   Suite 116-B
   Conway, NH 03818

Eligibility

2. **The following are true for TownCloud, Inc:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Dennis Harward

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/11/2025	Present	TownCloud, Inc	President
08/15/2014	Present	TCC (Towncloud Colorado)	CEO

   Prior to founding TownCloud, Mr. Harward founded HTE, Inc. in 1981. HTE grew from $3K to $98MM in 1998, and experienced 40% growth and 0% attrition for over 10 years, with over 1,000 successful

installations. Mr. Harward then founded Innoprise Software, Inc. in 2001. Innoprise was the first municipal ERP based on open technologies and he delivered one major application per year for 6 years. There were 100 successful installations of the software. Dennis is a recognized thought leader in the GovTech industry. With deep industry ties and intimate knowledge of how governments of all sizes go about their work, Dennis is uniquely positioned to define and build the leading next generation platform for local government. LinkedIn: https://www.linkedin.com/in/dennis-harward-98070841/

Name
Chris Haywood

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/11/2025	Present	TownCloud, Inc	COO
08/15/2014	Present	TCC (Towncloud Colorado)	COO

Christopher Haywood worked previously for Innoprise, where he designed new implementation methodology which cut customer implementation times by 10x, oversaw over 100 successful implementations, created training materials, and created rapid implementation plans. Christopher is the driving force behind the company's operations and friction-free customer sales approach. LinkedIn: https://www.linkedin.com/in/christopher-haywood-32922a1

Name
Sarah Haywood

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	None	Homemaker

Beneficial Owner of greater than 20%. Sarah Haywood is the spouse of Christopher Haywood.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Christopher and Sarah Haywood

Securities:	4,100,000
Class:	Common Stock
Voting Power:	38.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The local government software industry is a $10 billion market that is susceptible to new market entrants. Vendor consolidation over the past two decades has resulted in outdated and fragmented systems based on 30 year old technologies. From the data we have seen, we believe the average municipality spends approximately 80% of its IT budget on maintenance. Users are frustrated by systems with poor integration and inadequate access to data. The level of investment in capital and time required to update systems combined with the exhaustive process required for large capital purchases have combined to create an ideal environment for a new alternative. TownCloud aims to be that alternative. We have assembled a team with the domain expertise, industry knowledge, and technical skills needed to create the one of the first multi-tenant, cloud based enterprise solution specifically designed for the local government market. Our business model provides a greatly simplified migration with no initial capital outlay. As a result, municipalities will be able to reallocate their maintenance expense to TownCloud subscriptions that we believe will provide modern functionality and significant increases in productivity. The move to Software as a Service (SaaS) is the only logical alternative for the local government industry. It is no longer viable for small and medium sized governments to employ and train qualified staff who can successfully manage and operate premise-based systems that are based on 80's & 90's technologies. TownCloud plans to leverage the low cost of operating multi-tenant software combined with a low-touch approach to customer acquisition and training. We believe that we can support up to 1,000 customers with a staff of less than 50. By focusing on the nearly 30,000 small municipalities (with a population of 10,000 and less), we believe that we can attain a position of industry leadership within five years. We believe we have demonstrated our ability to build, sell, and implement our applications for the target market. //Finally, TownCloud recognizes that most local government engagement with citizens is still conducted in the similar manner as it was 200 years ago. Citizens who are accustomed to instant access to information and services, will no longer accept government services that require them to go to the town hall. For this reason, TownCloud considers its customers to be the citizens of the communities that we serve. Our services are designed for maximum transparency and in a manner that facilitates unprecedented access and involvement in the community.//

TownCloud, Inc currently has 9 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

7. **Material factors that make an investment in TownCloud, Inc speculative or risky:**

   1. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.
   2. Dependence on Adoption by Resource-Constrained Municipalities TownCloud's target customers are small municipalities with limited financial and human resources. While these entities may be motivated to reduce legacy IT costs, their constrained budgets, competing public priorities, and reliance on annual or multi-year budget cycles may delay or prevent adoption of new software solutions. Even where TownCloud's subscription pricing is intended to replace existing maintenance expenses, municipalities may be unwilling or unable to reallocate funds without prolonged approval processes. Additionally, purchasing decisions by municipalities are often influenced by political considerations, changes in leadership, or public scrutiny, any of which could result in delayed, reduced, or cancelled contracts. If TownCloud is unable to achieve widespread adoption within its target market at the pace anticipated, its growth prospects and financial performance could be materially adversely affected.
   3. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
   4. Cybersecurity, Data Privacy, and System Availability Risks TownCloud's platform is designed to store and process sensitive municipal and citizen data in a multi-tenant cloud environment. As a result, the Company may be exposed to risks related to cybersecurity breaches, unauthorized access, data corruption, ransomware attacks, or service outages, whether caused by malicious actors, internal errors, or third-party service providers. If a successful cyberattack or a prolonged system downtime, could result in regulatory scrutiny, contractual liability, reputational damage, and loss of customer trust. Given the public nature of government operations, any perceived failure to safeguard data or ensure system availability could have a disproportionate adverse impact on TownCloud's business.
   5. Risks Associated with Third-Party Infrastructure and Service Providers TownCloud's cloud-based, multi-tenant platform depends on third-party infrastructure providers, including hosting, data storage, and security services. Any failure, outage, or security breach involving these third parties could disrupt TownCloud's operations or compromise customer data. TownCloud has limited control over the performance and security practices of its third-party providers. If these providers fail to meet contractual obligations or experience financial or operational difficulties, TownCloud may incur additional costs to migrate services or mitigate disruptions, which could adversely affect operating results and customer relationships.
   6. We are highly dependent on the services of our President and COO. Our future business and results of operations depend in significant part upon the continued contributions of our COO and President. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our COO, President and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of

any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

7. Limited Operating History Risk. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

8. Potential Dilution Related to Planned Asset Acquisition. The Company has entered into an agreement to acquire certain assets, conditioned on the Company first raising $10,000,000. This asset acquisition plan is uploaded as part of the other financial information provided in conjunction with this offering statement. No equity has been issued and no securities will be issued unless and until such financing is completed. If the Company completes this capital raise and issues equity in connection with the asset acquisition, investors in this offering may experience dilution, and the value of the acquired assets may not ultimately justify the number or value of shares issued.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering

Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

TownCloud, Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $525,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

TownCloud intends to use the proceeds of this offering primarily to accelerate revenue growth by scaling go-to-market and product development initiatives that build upon the Company's existing traction of over 400 municipal customers across 45 states. Existing notes will be retired and anticipate main portion of the funds will be allocated toward expanding sales and marketing capabilities, including the addition of a seasoned Chief Marketing Officer with deep experience in GovTech and public-sector SaaS growth. Proceeds may also support targeted participation in state-level and vocation-specific conferences and trade shows (including clerks, city managers, and municipal administrators) across multiple U.S. markets— channels that have historically driven high-quality, long-cycle municipal customers for the Company. In parallel, TownCloud anticipates increaseing development capacity to accelerate the delivery of high-demand applications, including an advanced version of its municipal Website solution and the addition of metered billing and integrations to the billing modules, expanding the addressable market, expanded wallet share, and increased annual recurring revenue. Management believes these investments will directly support scalable growth while reinforcing TownCloud's position as a modern operating platform for local governments.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$25,725
Retire existing notes	$0	$16,000
Sales & Marketing	$9,510	$250,000
Development	$0	$233,275
Total Use of Proceeds	**$10,000**	**$525,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and TownCloud, Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is

made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1.50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	10,920,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	El Dorado Stables, Inc
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	Payable On Demand
Other Material Terms:	
Creditor(s):	MarketLeverage LLC
Amount Outstanding:	$2,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date

Other Material Terms:

    Creditor(s):   Blue Ridge Capital LLC

    Amount Outstanding: $2,000

    Interest Rate: 0.0%

    Maturity Date: No Maturity Date

    Other Material Terms:

    Creditor(s):   AMLS

    Amount Outstanding: $2,000

    Interest Rate: 0.0%

    Maturity Date: No Maturity Date

    Other Material Terms:

25. **What other exempt offerings has TownCloud, Inc conducted within the past three years?**

    Date of Offering: 2025-11-24

    Exemption: Section 4(a)(2)

    Securities Offered: Common Stock

    Amount Sold: $300,000

    Use of Proceeds: Retired Debt, no cash was received.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    TownCloud, Inc. (the "Company") was incorporated in the State of Florida on April 11, 2025. The Company sells a suite of enterprise level software that allows local governments to better manage their operations, information and services. The Company operates on an April 30th year-end. Net loss after taxes

for the period April 11, 2025 to April 30, 2025 was reported as $121,368. Operating Expenses for the period April 11, 2025 to April 30, 2025 was reported as $119,656 As of April 30, 2025, the Company had cash and cash equivalents of $294,500 and negative working capital of $121,368. In April 2025, the Company entered into a short term unsecured promissory note in the amount of $300,000. The note carried an 8% per annum interest rate and was expected to mature in April 2026. Accrued interest as of April 30, 2025 was $1,712. On November 24, 2025 the Company converted the outstanding unsecured promissory note with an principal balance of $300,000 (plus accrued interest of $1,712) into Common Stock. As a result of this conversion, the promissory note was extinguished in full and no debt remains outstanding with respect to this obligation. The conversion was effected at an approximate price of $2.73 per share. Except for the transaction completed on November 24, 2025, there have been no additional issuances of the Company's securities and no other material financial or capital events. Related Party The Company and TCC (Towncloud Colorado) are controlled by the same President/CEO through ownership stakes and are parties to an Asset Purchase and Services Agreement (APA). Under this agreement, the Company is acquiring TCC's assets contingent upon raising aggregate gross proceeds of $10,000,000. The Company pays all of TCC's personnel expenses with no expectation of reimbursement. Dennis Harward has super-preferred majority shares which gives him 60% voting rights in TCC. There is no one other party that owns more than 20% of TCC. As of April 30, 2025, TCC held $150,000 in cash on behalf of the Company. This cash was owned by the Company and remained fully subject to the Company's direction and control at all times. Transactions between the Company and TCC are not indicative of what third parties would agree to.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

TownCloud, Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following is the transcript of the video shown on the Company's offering page: Once upon a time, local government software was new, built by a small group of passionate people who works to constantly improve, focusing on customer service and results. But the local government software industry has lost its way. Their software is overpriced, in effect poorly supported, and boring. Someone needs to reimagine local government software. We have. TownCloud has assembled an amazing team who have reinvented local government software from the ground up. Our apps are designed to be cost-effectiveness, innovative, transparent, and fun, built on a common cloud-based platform to work together seamlessly to meet your needs. We designed our apps to deliver value without a long, stressful implementation process. Best of all, we've eliminated the large capital investment associated with enterprise software. Take a look. We've made local government software new and exciting again.

The following documents are being submitted as part of this offering:

    Governance:

      Certificate of Incorporation: certificateofincorporation.pdf

      Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

      Offering Page JPG: offeringpage.jpg

Offering Page JPG:	offeringpage.jpg
Financials:	
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://towncloud.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.